
RECEIVED
APR 08 2011
193


10033102

SECURI ... ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21703

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legend Merchant Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Barnett 212-223-8290
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David W. Unsworth, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legend Merchant Group, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

MARIE DiMICHELE
Notary Public, State of New York
No. 03-4998692
Qualified in Westchester County
Commission Expires July 6, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

~~**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).~~


SEC MAIL PROCESSING
RECEIVED
APR 08 2011
WASH. D.C.
193
SECTION

LEGEND MERCHANT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

LEGEND MERCHANT GROUP, INC.
DECEMBER 31, 2010

TABLE OF CONTENTS



CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Legend Merchant Group, Inc.

We have audited the accompanying statement of financial condition of Legend Merchant Group, Inc. (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

We were unable to form an opinion regarding the valuation of certain securities recorded in connection with investment banking activities and held by the Company as of January 1, 2010 and December 31, 2010. As more fully described in Note 12, these securities are received as partial compensation for the Company's investment banking activities and are valued at $-0- in the accompanying statement of financial condition at December 31, 2010.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had the valuation of the securities referred to in the previous paragraph been susceptible to satisfactory audit tests, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Legend Merchant Group, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

April 7, 2011

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM

LEGEND MERCHANT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Receivable from and deposit with clearing broker	$	197,416
Securities owned, at fair value		138,080
Employee advances		40,065
Due from Parent		741,055
Property and equipment, net		9,737
Other assets		93,861
Secured demand note receivable		1,600,000
TOTAL ASSETS	$	2,820,214

LIABILITIES AND SHAREHOLDER'S DEFICIT

Liabilities:		
Commissions payable	$	90,162
Accounts payable and accrued expenses		559,060
Loan payable to Parent		750,000
Subordinated borrowings		1,831,445
Total liabilities		3,230,667
Commitments and contingencies (Notes 8 and 11)		
Shareholder's deficit:		
Common stock - no par value; 1,000 shares authorized, 150 shares issued and outstanding		200
Additional paid-in capital		2,643,691
Accumulated deficit		(2,779,344)
		(135,453)
Less: treasury stock		(275,000)
Total shareholder's deficit		(410,453)
TOTAL LIABILITIES AND SHAREHOLDER'S DEFICIT	$	2,820,214

See accompanying notes to statement of financial condition.

LEGEND MERCHANT GROUP, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

NOTE 1. ORGANIZATION

Legend Merchant Group, Inc. (the "Company"), a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was also registered as an introducing broker-dealer with the Commodity Futures Trading Commission ("CFTC"), but unregistered during the year. The Company has offices in New York City and San Francisco and is wholly owned by Ledge End Corp. ("Parent").

The Company is engaged in buying and selling equities, fixed-income instruments, options, and futures both on a proprietary basis and on behalf of a diverse group of institutional and individual customers. The Company also provides investment banking services.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company records proprietary securities transactions, commission revenue and related expenses on a trade-date basis. The Company's revenue from its investment banking and other related business services is based on established agreements between the Company and its customers. In connection with the Company's investment banking services, the Company receives cash and, in certain circumstances, common stock and warrants as part of its compensation for the transaction. Such revenue is recorded at the time the transaction is completed, fees are determinable, and collection is reasonably assured.

Securities owned are stated at fair value, with unrealized gains and losses included in earnings.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

Securities are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*. From time to time, the Company may sell securities not yet purchased (short positions). These positions represent an obligation of the Company to deliver the specific securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the value when sold and may result in a gain or loss to the Company.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable (Continued)

economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customer were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Fair Value Measurements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements*. This update amends FASB ASC 820, *Fair Value Measurements and Disclosures*, to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques, and inputs used to measure fair value of both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010, and will adopt certain other provisions on January 1, 2011.

Pursuant to FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASB 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Derivative Financial Instruments

FASB ASC 815, *Derivatives and Hedging*, establishes accounting and reporting standards that require that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the statement of financial condition as either an asset or liability measured at its fair value. FASB ASC 815 requires that changes in a derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, and requires that a partnership must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences relate primarily to provisions established for reserves for anticipated expenses and for depreciation and amortization for income tax purposes and not financial reporting purposes. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, when necessary, to reduce the deferred tax assets to their estimated net realizable value.

Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

Subsequent Events

In February 2010, the FASB issued an update to authoritative guidance relating to subsequent events, which was effective upon the issuance of the update. The Company adopted this authoritative guidance on December 31, 2010. The update to the authoritative guidance relating to subsequent events removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements.

The adoption of this update to the authoritative guidance relating to subsequent events did not impact the Company's financial position or operating results other than removing the disclosure. The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition.

NOTE 3. RECEIVABLE FROM AND DEPOSIT WITH CLEARING BROKER

The receivable from clearing organization primarily represents the net amount of commissions receivable for customer transactions. The deposit with the clearing organization of $50,000 is required by the clearing agreement.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2010:

Computers	$ 118,064
Leasehold improvements	27,801
	145,865
Less: accumulated depreciation	(136,128)
Property and equipment, net	$ 9,737

NOTE 5. SECURED DEMAND NOTE RECEIVABLE AND SUBORDINATED BORROWINGS

Subordinated borrowings at December 31, 2010, consisted of a secured demand note of $1,600,000 payable to the Parent with interest at 7% per annum and a secured demand note receivable from the Parent that is noninterest bearing (together, the "secured demand notes" or "notes"). The notes mature on June 8, 2011, and are collateralized by cash and securities of approximately $2,200,000 at December 31, 2010. Under the subordinated demand notes agreement, the cash and securities pledged are in the name of the broker-dealer and the lender retains ownership. The lender is the Parent Company. The secured demand notes and the accrued interest payable with respect to the subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. The Company received approval from FINRA on July 27, 2010 to reduce the secured demand notes to $1,600,000 from the original amount of $1,800,000. Also on July 27, 2010, the interest rate on the secured demand notes was reduced to zero.

NOTE 5. SECURED DEMAND NOTE RECEIVABLE AND SUBORDINATED BORROWINGS (CONTINUED)

Under the provisions of the secured demand notes, the Company is permitted to withdraw excess collateral as long as the collateral remains sufficient to secure the notes. Such net withdrawals amounted to $750,000 at December 31, 2010, and are payable to the Parent with interest at 7% per annum. The borrowings against the collateral account are reflected in the statement of financial condition as "Loans payable to Parent."

Subsequent to December 31, 2010, the Company received approval on an application filed with FINRA to extend the maturity of the secured demand notes to January 31, 2014. In addition, the notes no longer bear interest. The accumulated interest payable on the previous subordinated borrowing in the amount of $231,445 accumulated through December 31, 2010, was forgiven by the Parent in January 2011; accordingly, the Company reflected such amount as a capital contribution at that time.

NOTE 6. INCOME TAXES

The Company is included with its Parent in a consolidated return for federal tax purposes, and combined tax returns for state and local purposes. In accordance with an intercorporate tax allocation policy, the Company pays to or receives from the Parent amounts equivalent to federal, state, and local income tax charges or credits based on separate company taxable income or loss using the statutory rates. At December, 31, 2010, NOL carryforwards generated by the Company and available to offset future taxable income of the Parent were approximately $2,850,000, which begin to expire in 2026. A deferred tax asset of approximately $1,291,000 has been fully reserved as a result of the uncertainty of the ultimate utilization of the NOL carryforward by the Parent. Should benefits be derived from the NOL carryforward in future years, the Company would participate in these benefits under the Parent's tax allocation policy.

The Company and its Parent file income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. With few exceptions, the Company and its Parent are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2007.

NOTE 7. RELATED-PARTY TRANSACTIONS

From time to time as may be required by operating activities, the Company advances funds to or may receive funds from the Parent. At December 31, 2010, the amount due from the Parent amounted to approximately $741,000. These advances are non-interest bearing and have no specific repayment terms.

A former officer of the Company was advanced a total of $190,266 before current management took control of the Company. Management has reserved 100% against the loan for accounting purposes, pending a decision on whether to enforce collection or to write the loan off as taxable compensation.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases office space under operating leases that expire at varying dates through June 22, 2015. The office leases contain provisions for future rent increases. The total amount of office lease payments due under the lease term is reflected in operations on the straight-line method over the term of the lease. The difference between rental expense recorded and the amount of rent actually paid of approximately $124,000, is included in "Accounts payable and accrued expenses" in the statement of financial condition.

Future minimum annual payments required as of December 31, 2010, are as follows:

Year ending December 31:	
2011	$ 319,802
2012	348,746
2013	352,700
2014	132,982
2015	54,280
	$ 1,208,510

Contingencies

In the normal course of business, the Company may be a party to litigation and various regulatory matters. The Company is a defendant in several FINRA arbitration filings brought by former customers, each making various claims including negligence, failure to supervise and fraud. The claimants are seeking to recover damages of approximately $181,000. These matters are scheduled for arbitration hearings in April and September 2011. Although the Company believes that the claims are without merit and intends to vigorously defend its position, the ultimate outcome of this matter cannot presently be determined and the amount of liability with respect to them, if any, cannot be reasonably estimated. The Company's management believes that there will not be any material adverse effect on the Company's financial position.

In addition, the Company as Agent for Shareholders 1-24 et al. vs. Molloy, et al., filed an action on or about April 26, 2010, with the Superior Court of New Jersey, County of Essex, involving a dispute over the ownership and assets of defendant Connotate Technologies. In August 2010, the Company was advised by its former counsel that he had withdrawn the case as requested by the Company. However, unknown to the Company, the matter remained active, and the defendant, Fernwood Funding LLC ("Fernwood"), filed a counterclaim against the Company. The Company was not aware that the counterclaim was still active and therefore didn't respond to the counterclaim. The plaintiff, accordingly, obtained a default judgment in excess of $1 million against the Company. Although the Company believed that the default judgment was erroneous, the Company notified FINRA that it was in violation of the net capital rule, and voluntarily discontinued operations until the issue was resolved. At the same time, the Company moved to vacate the default judgment, and soon after the court granted the Company's application, allowing the Company to resume normal business activities. As a condition of vacating the default judgment, the court awarded Fernwood its reasonable attorney's fees and costs in obtaining the judgment. The Company is presently in negotiations with Fernwood to settle the fee dispute, which the Company

NOTE 8. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Contingencies (Continued)

estimates to be $80,000, and has included the estimate in "Accounts payable and accrued expenses" in the accompanying statement of financial condition.

NOTE 9. EMPLOYEE BENEFITS

The Company sponsors a 401(k) retirement plan for the benefit of participating employees. The plan covers all employees meeting certain eligibility requirements. The Company is under no obligation to make contributions to the plan. There was no charge to operations under the plan for the year ended December 31, 2010.

NOTE 10. OFF-BALANCE SHEET AND CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis and by requiring customers to deposit additional collateral or reduce positions when necessary.

The Company's cash and securities that are held in accounts at its clearing broker are subject to the credit risk of the clearing broker. The Company also maintains its cash in a bank account in amounts that, at times, may exceed the federally insured limit.

NOTE 11. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2010, the Company had net capital of $420,468, which exceeded the Company's minimum net capital requirement of $100,000. The Company's percentage of aggregate indebtedness to net capital was 333% at December 31, 2010.

LEGEND MERCHANT GROUP, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

NOTE 12. <u>FAIR VALUE MEASUREMENTS</u>

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the table below. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table summarizes the Company's assets and liabilities measured at fair value on a recurring basis, categorized by GAAP's valuation hierarchy as of December 31, 2010.

	Level 1	Level 2	Level 3	Total	Valuation Technique
Equity securities (1)	$ 29,021	$ 50,868	$ -	$ 79,889	(a)
Not readily marketable securities (2)	-	-	58,191	58,191	(b)
Securities recorded in connection with investment banking activities: (3)					
Warrants of public and non-public companies	-	-	-	-	(c)
Shares of public and non-public companies	-	-	-	-	(c)
Total	$ 29,021	$ 50,868	$ 58,191	$ 138,080	

(1) Equity securities - generally, fair value of equity securities included within Level 1 of the fair value hierarchy is determined by reference to quoted market prices in active markets. Equity securities that have limited market activity are included within Level 2 of the fair value hierarchy as their fair value is based on quoted prices for identical assets or liabilities in inactive markets.

(2) Not readily marketable securities - the Company's investment in certain common stock and warrants, included in "Not readily marketable securities", consists of equity securities of privately-held and publicly traded entities which are included in Level 3 of the fair value hierarchy as fair value is determined largely by reference to unobservable inputs.

(3) Securities received in connection with investment banking activities - these securities are valued at the time of receipt based on management's assessment of fair value. As these securities either trade in inactive markets, or, in the case of securities of privately-held entities, generally don't trade, management utilizes valuation techniques that are dependent on unobservable inputs that are significant to the fair value measurement. Periodically and at reporting dates, management reviews these valuations to determine if such valuations have changed. At December 31, 2010, these investments held by the Company were determined by management to have a fair value of $-0-.

NOTE 12. FAIR VALUE MEASUREMENTS (CONTINUED)

The following table reconciles the Company's Level 3 financial assets for the year ended December 31, 2010:

Balance - beginning	$	50,000
Purchases		8,191
Balance - ending	$	58,191

Other Fair Value Measurements

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management. As of the date of the statement of financial condition, the respective carrying values of all statement of financial condition financial instruments approximated their fair values. These financial instruments include receivable from and deposit with clearing broker, employee advances, due from Parent, other assets, secured demand note receivable, commissions payable, accounts payable and accrued expenses, loan payable to Parent, and subordinated borrowings. Fair values are assumed to approximate carrying values for these assets and liabilities because of the short-term duration of the instruments, or, in the case of the secured demand note receivable and the subordinated borrowings, because of the provisions contained in those agreements.

NOTE 13. CONTINUING OPERATIONS

The Parent has committed to providing capital to support the Company's continuing operations as needed. In March 2011, the Parent contributed $250,000 of equity into the Company.